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                 October 13, 2020

       Scott M. Shaw
       Chief Executive Officer
       Lincoln Educational Services Corp
       200 Executive Drive, Suite 340
       West Orange, New Jersey 07052

                                                        Re: Lincoln Educational
Services Corp
                                                            Registration
Statement on Form S-3
                                                            Filed October 6,
2020
                                                            File No. 333-249352

       Dear Mr. Shaw:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Scott Anderegg at 202-551-3342 or Mara Ransom 202-551-3264 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Trade & Services